SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One)	/ / Form 10-K	/ / Form 20-F	/ / Form 11-K	/x/ Form 10-QSB	/ / Form N-SAR

For Period Ended: December 31, 2000
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
SUNHAWK.COM CORPORATION Full Name of Registrant
Former Name if Applicable
223 Taylor Ave. N, Suite 200 Address of Principal Executive Office (Street and Number)
Seattle, WA 98109-5017 City, State and Zip Code

PART II — RULE 12b-25(b) and (c)

If the subject could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period or portion thereof.

The completion of the Registrant's Form 10-QSB for the three months ended December 31, 2000 has been delayed as a result of (a) difficulties related to the finalization of the Registrant's compilation of data to record the Registrant's previously announced acquisition of a new subsidiary on November 2, 2000 and (b) delays related to the Registrant's previously announced resignation of Auditors.

PART IV — OTHER INFORMATION

(1)	Name and telephone of person to contact in regard to this notification.

	Marlin Eller (Name)	(206) (Area Code)	728-6063 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/ / Yes /x/ No

Current Report on Form 8-K/A to be filed with financial statements in connection with the acquisition of the subsidiary on November 2, 2000 has not yet been filed.

(3)	Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes / / No

The current period will include the operations of the new subsidiary from the date of acquisition. The results of the Registrant's current period operations are dependent upon the compilation of the data with respect to the acquisition of the new subsidiary, and therefore cannot be reasonably estimated at this time.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be singed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Marlin Eller Marlin Eller, Chief Executive Officer	Dated:	February 9, 2001